Exhibit 99.1

News Release #39/2012
2012-08-07

Baja Appoints New Directors

Vancouver, August 7, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) announces that Peter Clausi and Ross Glanville have been appointed to the Baja’s board of directors to fill the vacancies caused by the resignations of directors Stephen Lehner and Ken Murphy announced on August 1, 2012.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

1 of 1